FOIA CONFIDENTIAL TREATMENT
REQUESTED BY QUICKSILVER RESOURCES INC.:  QR-0001

August 1, 2011
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-4628

Re:	Quicksilver Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 14, 2011
File No. 1-14837

Dear Mr. Schwall:

This memorandum sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 18, 2011 (the “Comment Letter”).  For your convenience, we have repeated the Staff’s comment in bold type face exactly as provided and set forth our response as appropriate within the comment.

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment under the Commission’s Rule 83 (17 CFR 200.83) for portions of this letter. Quicksilver Resources Inc. is requesting confidential treatment for portions of this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.  The omitted confidential portions of this letter as filed on EDGAR have been indicated below by the following markings: [**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**].

All notices and orders regarding this request should be sent to:

Elizabeth Giddens

Quicksilver Resources Inc.

801 Cherry Street

Fort Worth, TX 76102

Tel: (817) 665-4894

Fax: (817) 665-5021

Email: egiddens@qrinc.com

Mr. H. Roger Schwall August 1, 2011 Page 2	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0002

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 6:

1.
We note your disclosure at page 7 that you have “significant expertise and a demonstrated history of identifying, developing and producing fractured shales, coal seams and tight sands” (emphasis added). We further note your disclosure at pages 18 and 27 in respect of potential legislation relating to hydraulic fracturing. Please tell us, with a view towards disclosure:

•	the location of your hydraulic fracturing activities;

•	your acreage subject to hydraulic fracturing

•	the percentage of your reserves subject to hydraulic fracturing

•	the anticipated costs and funding associated with hydraulic fracturing activities (in addition to your disclosure, for example at page 13); and

•	whether there have been any incidents, citations or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what has been your response.

Response: The following summarizes information with respect to our acreage, reserves and completion techniques as of December 31, 2010:

				Net Reserves (in Bcfe)				Gross Well Count
Basin	Principal Geography	Net Acreage	PDP	PDNP	PUD	Total	PDP	PDNP	PUD	Total
Barnett Shale	Texas	83,649	1,238	463	917	2,619	933	132	360	1,425
Other Texas	Texas	106,154	0	0	-	0	26	4	-	30
Greater Green River	CO/WV	143,849	2	2	-	5	42	1	-	43
Southern Alberta	Montana	71,724	12	1	-	13	289	20	-	309
Total US		405,376	1,253	466	917	2,636	1,290	157	360	1,807
Horseshoe Canyon	Alberta	342,510	207	20	23	250	3,206	152	165	3,523
Horn River	BC	130,457	16	-	-	16	4	-	-	4
Total Canada		472,967	223	20	23	266	3,210	152	165	3,527
Total Company		878,343	1,476	486	940	2,902	4,500	309	525	5,334

Principal Well Completion Method		Approximate Per Well Median Hydraulic Fracturing Cost(1)
Barnett Shale	Hydraulic fracturing	$1,500,000
00Other Texas	Not yet determined, potentially hydraulic fracturing	1,000,000(2)
Greater Green River	Not yet determined, potentially hydraulic fracturing	1,000,000(2)
Southern Alberta	No fracturing required	0
Horseshoe Canyon	Inert gas fracturing, no chemical or hydraulic fracturing	0
Horn River	Hydraulic fracturing	3,000,000
(1) Our estimates included in our reserve report reflect the geographical area and length of the wellbore to be fractured.
(2) Assumes that hydraulic fracturing becomes the principal completion method.

Mr. H. Roger Schwall August 1, 2011 Page 3	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0003

Proved developed producing (“PDP”) wells require no future drilling or completion costs and, therefore, we have excluded PDP wells from additional discussion of the impact of hydraulic fracturing.  The proved developed non-producing (“PDNP”) and proved undeveloped (“PUD”) categories require some additional form of completion activity.  If we assume that all reserves in PDNP and PUD categories require completion, then approximately 1.4 Tcfe of reserves attributable to Barnett Shale and Greater Green River reserves potentially require hydraulic fracturing, which represents 48% of our total proved reserves as of December 31, 2010.  Four hundred sixty-four thousand acres or approximately 53% of our total acreage would be subject to hydraulic fracturing.  This includes (1) the acreage in Other Texas and Greater Green River, assuming we continue to utilize hydraulic fracturing in the wells to be drilled there, and (2) the undeveloped acreage in the Barnett Shale and Horn River.

We estimate future hydraulic fracturing cost for our Barnett Shale reserves would be $732 million (reduced to our net working interest), if we assume that all 488 non-PDP wells with proved reserves assigned require hydraulic fracturing.  Since there are no reserves other than PDP in the Horn River, then no future hydraulic costs are required to produce the Horn River reserves.  With respect to the reserves outside of the Barnett Shale and Horn River, it is estimated that $5 million will be required to develop the reserves recognized at December 31, 2010, if we assume that hydraulic fracturing is determined to be the optimal completion method.

We are not aware of any incidents, citations or suits for environmental concerns related to our hydraulic fracturing operations.

We believe the information presented in this response that is not already disclosed in our Form 10-K would not be material or meaningful to investors in evaluating our operations.

2.
In regard to your hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

•	have steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water

Response:  The following are key components in our adherence to environmental regulations and in our minimization of environmental disruption related to our hydraulic fracturing operations:

1) Drilling, casing and cementing comply with the applicable governing regulatory body

a)	Our well bore size is based on the size of our desired casing to ensure appropriateness of the cement sheath size.

b)	Surface casing depth is determined by depth of usable fresh water aquifers and placed in accordance with regulatory guidelines, usually established by the state or province.

Mr. H. Roger Schwall August 1, 2011 Page 4	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0004

c)	Our casing is centered within the wellbore to achieve uniform cement sheath.

d)	We utilize high-quality, high-strength cement.

e)	We run bond and temperature logs to validate that cement depth reaches desired levels.

f)
Cement tops are calculated for each well and placed providing sufficient barrier between production zones and aquifers.  Production string cement is calculated to come above the shallowest producing horizon.

g)	Surface casing pressure is continually monitored after well is placed on production.

2) Monitor the rate and pressure of the fracturing treatment in real time

a)
During a fracture treatment, we monitor the surface treatment pressure and rate with a minimum update rate of once per second.  These events are plotted relative to time for real time evaluation of any unanticipated events.

b)	We monitor flow rates and pressures plus proppant concentrations and chemical loadings as these all influence our expected surface treatment pressures.

c)
As an added safety component, we keep the surface casing valve open during treatment, which provides an indication if there is flow from the production casing to an area outside our treatment zone.  Also, an open surface casing valve allows flow from the production/surface casing annulus which reduces the risk of exceeding burst pressure of the surface casing, thus preventing any breach into surface water zones.

3) Evaluate the environmental impact of additives to the hydraulic fracturing fluid

a)	We review the Material Safety Data Sheets of recommended chemicals within the service companies’ chemical blends.

b)	We record and verify that the volumes of all chemicals used and the rates at which they were injected correspond to the real time physical straps.

c)	We utilize secondary containment on chemical storage and pumps.

d)	We utilize the minimum concentrations of chemicals within the ranges provided by the service companies whenever possible.

e)	We utilize non-chemical technologies as an alternative to chemicals when practical (e.g. use of non-chemical bacterial control).

f)	All pumping equipment and piping is flushed clean into a storage tank to eliminate spillage when demobilizing equipment.

4)	Minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water

a)	We have refined the design of our hydraulic fracturing program to reduce the fluid volume pumped per stage from 2008 levels by up to 30-50%.

b)	We perform tests to facilitate the use of produced water blended with fresh water in concentrations up to 40% by volume to further reduce fresh water volumes used in the fracturing treatments.

c)	We test industrial purification techniques on our produced water to further advance our water re-use capability in trying to reduce our fresh water consumption.

Mr. H. Roger Schwall August 1, 2011 Page 5	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0005

d)
When disposing of produced water either through third parties or company-owned facilities, we use only disposal wells that are permitted by the applicable federal, state, provincial or local regulatory body.

3.
We note your risk-factor disclosure at page 24 that you maintain insurance against various operational hazards “in accordance with customary industry practice.” Please disclose the applicable deductibles and policy limits related to your insurance coverage, particularly with respect to pollution liability and associated environmental remediation costs.

Response:  The information in Exhibit 1 (United States) and Exhibit 2 (Canada) summarizes our property and casualty policy limits and deductibles in effect from May 2010 through May 2011 as they apply to operational hazards.  [**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

Pollution liability and associated environmental remediation costs resulting from a well control issue would be covered by the well control policies illustrated in Exhibit 1 and Exhibit 2.  Environmental remediation costs emanating from other operational incidents, including but not limited to slow seepage or spills, would be covered in the United States by the pollution site specific liability policy.  Environmental risks and the regulatory environment for our Canadian operations are considerably different from those in the United States.  We have determined that these are lower risks for us, and, therefore, we do not currently carry similar pollution site specific liability coverage in Canada.

We respectfully submit that our insurance policies are in accordance with customary industry practice.  We believe that disclosure regarding our applicable deductibles and policy limits related to our insurance coverage would not be material to investors in evaluating such policies and respectfully submit that such disclosure would harm our ability to negotiate settlements of potential claims with third parties.

4.
Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin where hydraulic fracturing is a method you use

Response:  We have only utilized hydraulic fracturing in the Barnett Shale and Horn River basins, and information requested regarding the chemicals used in these basins is found in Exhibit 3 and Exhibit 4, respectively, based on the MSDS information provided by the service providers.

Pursuant to your request, Quicksilver Resources Inc. hereby acknowledges that:

−	it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

−	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and

−	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall August 1, 2011 Page 6	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0006

If you have any questions or comments regarding any of the foregoing, please contact me at 817-665-5000.

Very truly yours, /s/ Philip Cook Philip Cook Senior Vice President – Chief Financial Officer

cc:	Sirimal R. Mukerjee
Alexandra M. Ledbetter U. S. Securities and Exchange Commission